9/13

04036822

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bionomics Limited

*CURRENT ADDRESS

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34682

FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/13/04

Bionomics Limited

RECEIVED
2004 SEP 13 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
6-30-04

19 August 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2004
WASH. D.C. 179

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

RECEIVED
2004 SEP 13 A 11:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bionomics Limited

Bionomics Limited

ABN 53 075 582 740

2003 – 2004 Financial Statements

82-34682

CORPORATE GOVERNANCE STATEMENT

Bionomics Limited (the Company) and the Board are committed to achieving and applying a high standard of corporate governance taking into consideration the Company's size and the industry in which the Company operates. A review of the Company's corporate governance was completed during calendar 2003 in light of the 'best practice' recommendations released by the Australian Stock Exchange (ASX) Corporate Governance Council (ASX CGC guidelines) in March 2003. Pursuant to the guidance provided by the ASX, as a smaller company, Bionomics is progressively adopting the ASX corporate governance framework and undertaking reviews of its key business risks over a three year period that commenced on 1 July 2003, in line with its business situation and capabilities. The timetable setting out that adoption and review process was announced to our shareholders at our 2003 Annual General Meeting (AGM) and is available on our website.

The Company's framework is consistent with the ASX CGC guidelines and some operational changes have been made as a result of both the review process to date and other recent governance developments.

Key developments to the Company's governance arrangements formalised in the course of 2003/04 and arrangements previously in place include the following:

- Cash management policy
- ASX announcements policy
- Occupational Health and Safety committee processes
- Employee and director share trading policies
- Audit and compliance committee charter
- Communications policy
- Chief Executive Officer and Managing Director and Chief Financial Officer sign off on financial statements and risk management assessment
- Information systems risk management review
- Intellectual property risk management review
- Non-executive director independence guidelines
- Independent decision making policy for directors
- Board charter
- Director letter of appointment
- Statement of Board and director competencies

The relationship and division of responsibilities between the Board and senior management are critical to the Company's long term success. The directors are responsible to the shareholders for the performance of the Company in both the short and the longer term and for seeking an appropriate balance between sometimes competing objectives in determining the best interests of the Company. Their focus is to enhance the interests of shareholders and to ensure the Company is properly governed.

Day to day management of the Company's affairs, including the implementation of its approved strategy and policy initiatives, is delegated by the Board to the Chief Executive Officer and Managing Director and executives, except for matters expressly required by law to be approved by the Board. This delegation process has been formalised by the documentation of responsibilities between the Chairman and the Chief Executive Officer and Managing Director and incorporated into the Board's charter.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

THE BOARD OF DIRECTORS

The Board of Directors (the Board) operates in accordance with the broad principles now formally set out in its charter (Board Charter) that is available from the corporate governance section of the Company website at www.bionomics.com.au. The Board Charter details the Board's composition and responsibilities. The Board Charter was approved at the August 2004 board meeting.

CORPORATE GOVERNANCE STATEMENT

The Board Charter (inter alia) states:

- the Bionomics Board will at all times recognise its overriding responsibility to act honestly, fairly, diligently, and in accordance with the law in fulfilling its primary responsibility of looking after the interests of Bionomics' shareholders. These interests are well served by also taking into consideration the interests of other stakeholders such as employees and affiliated institutions.
- the Board is to be comprised of both executive and non-executive directors with a majority of non-executive directors.
- in recognition of the importance of independent views and the Board's role in supervising the activities of management, the majority of the Board must be independent of management and all directors are required to bring independent judgement to bear in their Board decision making.
- the Board shall undertake an annual Board performance evaluation to identify any improvements necessary for both its operations and the Board Charter.

Responsibilities of the Board

The responsibilities of the Board include:

- approving the strategic direction, objectives and annual financial budget of Bionomics and monitoring the implementation of those strategies and achievement of those objectives and budget.
- monitoring compliance with regulatory requirements and ethical standards.
- appointing, and reviewing the performance of the Chief Executive Officer and Managing Director and of the performance of the Chief Executive Officer's direct reports in achieving corporate goals.
- approving announcements to shareholders and the ASX.
- approving significant third party agreements.
- issuing shares, options, equity instruments or other securities.
- developing Bionomics' corporate governance procedures, systems of risk management and internal compliance and control, codes of conduct (including human resources policies), and legal compliance.
- approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestures.
- assessing the composition of the Board and reviewing its processes and performance.

Board Members

Details of the members of the Board, their experience, expertise, qualifications, term of office and independent status are set out in the Directors' Report under the heading 'Information on directors'. At the date of signing the Directors' Report there are four non-executive directors each of whom (including the Chairman) are deemed independent under the principles set out below, and one executive director.

The Board seeks to ensure that, cognisant of the state of development of Bionomics as a company:

- at any point in time, its membership as a group has expertise in areas of current and future importance to the Company as it grows.
- the size of the Board is conducive to effective discussion and efficient decision-making.

Directors' Independence

The Board has adopted specific principles in relation to directors' independence. These state that to be deemed independent, a director must be one who is independent of management and free of any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

Issues relating to an assessment of the independence of a director will be determined by reference to the guidance provided by the ASX CGC guidelines. The Board shall determine the thresholds of materiality from the perspective of both the Company and its directors in determining whether a director maintains his or her independence of mind.

CORPORATE GOVERNANCE STATEMENT

Non-Executive Directors
The four non-executive directors meet at least three times per year, in scheduled sessions without the presence of management, to discuss the operation of the Board and a range of other matters.

Term of Office
The Company's Constitution specifies that all non-executive directors must retire from office no later than the third AGM following their last election.

Role of the Chairman and Chief Executive Officer and Managing Director
The Chairman is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board's relationship with the Company's senior executives.

The Chief Executive Officer and Managing Director is responsible for implementing the Company strategies and policies.

Commitment
Typically ten Board meetings and an additional corporate strategy review are held each year. At least two Board meetings and the strategy review are face to face meetings at the Company's offices in Adelaide, South Australia. Other meetings of the Board occur with some Board members attending via phone.

The number of meetings of the Company's Board of directors and of each Board committee held during the year ended 30 June 2004, and the number of meetings attended by each director is disclosed in the Directors' Report under the heading 'Meetings of Directors'.

It is the Company's practice to allow its executive director to accept appointments outside the Company with prior written approval of the Board.

Conflict of Interests
All Board members are required as a continuing obligation to immediately notify the Board in writing of any actual or potential conflicts of interest or any circumstance that may affect a Board member's level of independence.

Independent Professional Advice
Directors may seek independent professional advice, at the expense of the Company, on any matter connected with the discharge of their responsibilities. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. Copies of this advice will be made available to, and for the benefit of, all Board members at the discretion of the Chairman.

Performance Assessment
In line with the timetables setting out the adoption of the ASX CGC guidelines, prior to the completion of the June 2005 annual report, the Board will undertake an annual self assessment comparing its performance with the requirements of the Board Charter. In this process, the Chairman will meet directors individually to assess how board performance may be improved.

CORPORATE REPORTING
For each of the half year and full year results, the Chief Executive Officer and Managing Director and Chief Financial Officer are required to make the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards.
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control are operating efficiently and effectively in all material respects.

The Company first adopted this reporting structure from the half year ended 31 December 2003.

82-34682

CORPORATE GOVERNANCE STATEMENT

BOARD COMMITTEES

The Board has established two committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board are the compensation and the audit and compliance committees. Each committee is comprised entirely of non-executive directors.

All matters determined by committees are submitted to the full Board as recommendations for final Board decision. Minutes of committee meetings are tabled at a subsequent Board meeting. Additional requirements for specific reporting by the committees to the Board are addressed in the charter of the individual committee.

There is no formal nomination committee for the Company. Nominations for the Board are considered by the full Board as part of normal business reviewed by the Board at its regular meetings.

Under the Board Charter, in the event that the Board believes a new director should be appointed, the Board shall review the range of skills, experience and expertise currently existing on the Board in relation to areas of current and future importance to the Company as it grows. Candidates are assessed against this review of needs and, where appropriate, advice is sought from independent search consultants.

Where the Board appoints a suitable candidate that person must stand for election at the next AGM of the Company.

Notices of meeting for the election of directors comply with the ASX CGC guidelines.

New directors will be provided with a letter of appointment setting out the Company's expectations, their responsibilities, rights and the terms and conditions of their appointment.

Compensation Committee

The compensation committee consists of the following non-executive directors:

- Mr Fraser Ainsworth (Joint Chairman)
- Dr Christopher Henney (Joint Chairman)

Details of these directors' attendance at compensation committee meetings are set out in the Directors' Report.

The compensation committee advises the Board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors and non-executive directors.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. A formal establishment of annual objectives and subsequent evaluation of performance including half-year review is conducted by the Chief Executive Officer and Managing Director with all senior executives who report directly to that position.

Further information on directors' and executives' remuneration is set out in the Directors' Report and note 18 to the financial statements.

The compensation committee has responsibility for reviewing any transactions between the Company and the directors, or any interest associated with the directors, to ensure the structure and the terms of the transaction are in compliance with the *Corporations Act 2001* and are appropriately disclosed.

82-34682

Audit and Compliance Committee

The audit and compliance committee consists of the following non-executive directors:

- Mr Peter Maddern (Chairman)
- Mr Fraser Ainsworth
- Dr George Morstyn

Details of these directors' qualifications and attendance at audit and compliance committee meetings are set out in the Directors' Report.

The audit and compliance committee as a group possesses both relevant financial qualifications and experience and an understanding, based on appropriate experience, of the biotech industry in which the Company operates.

The audit and compliance committee has its own charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. This charter is available on the Company website. The main responsibilities of the committee are to:

- review, assess and recommend to the Board the annual financial report and the half-year financial report.
- assist the Board in fulfilling its oversight responsibilities through reviewing:
  - the financial reporting process,
  - the system of internal control and management of financial risks,
  - the audit process; and,
  - the Company's process for monitoring compliance with laws and regulations.

Included in these responsibilities, the audit and compliance committee:

- reviews the external auditors' proposed audit scope and approach and their performance.
- makes recommendations to the Board regarding the re-appointment of the external auditors.
- considers the independence of the external auditors including the range of non-audit related services provided by the external auditors to the Company.

In fulfilling its responsibilities, the audit and compliance committee:

- receives regular reports from management and external auditors.
- meets with external auditors at least twice a year or more frequently if necessary.
- reviews whether management is adopting systems and processes sufficient for a company of Bionomics' size and stage of development.
- reviews any significant disagreements between the external auditors and management, irrespective of whether they have been resolved.
- meets separately with external auditors at least twice a year without the presence of management.
- provides external auditors with a clear line of direct communication at any time to either the Chairman of the audit and compliance committee or the Chairman of the Board.

The audit and compliance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party and to obtain external legal or other professional advice.

EXTERNAL AUDITORS

The Board's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually by the audit and compliance committee which also makes recommendations to the Board about the appointment of audit services for subsequent periods, taking into consideration assessment of performance, existing value and costs. PricewaterhouseCoopers were appointed as the external auditors in 1996. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every seven years, and in accordance with that policy a new audit engagement partner will be introduced for the year ended 30 June 2005. The Company is reviewing this policy with PricewaterhouseCoopers in view of the Federal Government's intention to

CORPORATE GOVERNANCE STATEMENT

An analysis of fees paid to the external auditors, including a breakdown of fees for non-audit services, is provided in note 19 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to both the audit and compliance committee and the Board.

The external auditor is requested to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

RISK ASSESSMENT AND RISK MANAGEMENT

The Board, through the audit and compliance committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. In summary, Company policies are designed to ensure significant strategic, operational, legal, reputational and financial risks are identified, assessed, and effectively monitored and managed in a manner sufficient for a company of Bionomics' size and stage of development to enable achievement of the Company's business strategy and objectives.

The Company's risk management policies are managed by the executive management team and are reviewed by the audit and compliance committee according to a timetable of assessment and review proposed by that committee and approved by the Board.

ENVIRONMENTAL AND OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT POLICIES

The Company recognises the importance of occupational health and safety (OH&S) and is committed to the highest levels of performance. To help meet this objective, policies have been established to facilitate the systematic identification of OH&S issues and to ensure they are managed in a structured manner. This system allows the Company to:

- monitor its compliance with all relevant legislation; and
- encourage employees to actively participate in the management of OH&S issues.

The Company is in full compliance with all necessary environmental and other licensing requirements required for its research facility in Thebarton, South Australia.

CODE OF CONDUCT

In its Board Charter, the Board has recognised its overriding responsibility to act honestly, fairly, diligently, and in accordance with the law in fulfilling its primary responsibility of looking after the interests of Bionomics' shareholders. The Board believes that the interests of shareholders are best served by also taking into account the interests of other stakeholders such as Bionomics' employees and individuals engaged in Bionomics' directed research at Bionomics' affiliated institutions.

The Board will work to promote and maintain an environment within Bionomics that establishes these principles as basic guidelines for all of its employees.

During 2004/05 Bionomics will formalise a code of business conduct and ethics. A number of policies which relate to business conduct are already in place including harassment prevention and share trading.

Copies of the share trading policies for directors and for employees are available on the Company's website.

CONTINUOUS DISCLOSURE AND SHAREHOLDER COMMUNICATION

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company's securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings. These policies and procedures are available on the Company's website.

The Chief Executive Officer and Managing Director has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure

82-34682

CORPORATE GOVERNANCE STATEMENT

All announcements disclosed to the ASX are posted on the Company's web site as soon as practical after disclosure to the ASX. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed, and if so, this information is also immediately released to the market.

All shareholders receive a copy of the Company's annual report. In addition, the Company seeks to provide opportunities for shareholders to participate through electronic means. Recent initiatives to facilitate this include making all Company announcements, details of Company meetings, press releases for the last three years, and financial reports available on the Company's website along with transcripts to the Chairman's and Chief Executive Officer and Managing Director's addresses to the Company's AGMs.

The website also includes a feedback and information request mechanism for investors and shareholders via the Contact Us page of the website.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Information relating to the impact of IFRS is set out in note 1(o) to the financial statements.

9

82-34682

DIRECTORS' REPORT

Your directors present their report on the financial statements of the Company for the financial year ended 30 June 2004.

Directors
The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this report:

- Mr Fraser Ainsworth AM, Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director
- Dr George Morstyn, Non-Executive Director

Principal Activities
The principal activities of the Company during the financial year were:

(a) to identify particular genes or the proteins they encode that can be shown to have a role in the onset or progression of disease, in particular epilepsy, breast cancer and pathologies associated with angiogenesis.
(b) to validate these genes and proteins as drug targets through the utilisation of the Company's proprietary technology platforms, ionX® and Angene™.
(c) to undertake drug discovery with the aim of developing clinical drug candidates.
(d) to investigate and develop diagnostic product opportunities that may provide nearer term revenue for the Company.
(e) the identification of strategic alliances and project opportunities capable of enhancing the competitive advantage of the Company within the genomics sector of the biotechnology industry.

Operating Results
The operating loss of the Company for the year ended 30 June 2004 amounted to $3,574,582 in line with expectations and $966,373 less than the loss incurred in the prior year of $4,540,955.

Dividends
The directors do not propose to make any recommendation for dividends for the current financial year.

Review of Operations
Epilepsy Diagnostic Development

In collaboration with researchers at the Austin Hospital in Melbourne and the Women's and Children's Hospital in Adelaide, the Company has progressed clinical studies on two forms of childhood epilepsy. The clinical studies have provided the basis for the further development of gene diagnostic tests for Severe Myoclonic Epilepsy in Infancy (SMEI) and Benign Familial Neonatal Infantile Spasms (BFNIS).

In parallel with its clinical program the Company has progressed patent applications that underpin the development and commercialisation of products to diagnose different forms of epilepsy:

- on 14 October 2003, the Company announced the filing of a provisional patent application covering the diagnosis of BFNIS. The patent application includes data from a clinical study conducted in various sites in Australia and Europe. As announced by the Company on 22 March 2004, results of this international clinical study were published in the scientific journal Annals of Neurology.
- the Company's development of a diagnostic test for SMEI is supported by a number of patent filings, including a series of patent applications lodged in the US and elsewhere as announced on 10 March 2004. These patent filings describe proprietary genetic information and methods that will allow the diagnosis of SMEI. On 8 January 2004 the Company announced that a key patent application covering approximately 60% of Bionomics' gene discoveries resulting from its epilepsy clinical program has entered the national phases of examination. This patent application includes the identification of genes responsible for common paediatric epilepsies.
- on 11 September 2003, the Company announced that it had made a provisional patent application that covered genetic changes in an ion channel regulating gene identified in patients with photosensitive

epilepsy, a form of epilepsy in which seizures are triggered by flickering light, affecting primarily children between five and 15 years.

Drug Discovery and CNS Research

During 2003/04 the Company initiated its drug discovery program, putting in place the nucleus of its drug discovery group and forming collaborations with The Walter and Eliza Hall Institute and Southern Cross University to access compound libraries and chemistry expertise. The Company also formed a strategic partnership with PerkinElmer Inc, in which Bionomics will act as a reference site for PerkinElmer's cellular drug screening platforms in the Asian market.

Bionomics and PerkinElmer are collaborating on the evaluation and optimisation of new ion channel drug discovery reagents and Bionomics is incorporating PerkinElmer's technologies into its drug discovery program. Bionomics' drug discovery program is funded in part by an R&D Start Grant of $2.87 million over two years which commenced July 2003. The focus of our drug discovery effort is to discover new lead molecules for the treatment of central nervous system (CNS) disorders including epilepsy and anxiety. Our detailed knowledge of the GABA receptor has enabled Bionomics to extend its proprietary CNS drug discovery platform ionX® to encompass the discovery of drugs to treat anxiety in addition to epilepsy. Anxiety disorders are the most common psychiatric illnesses affecting both children and adults. An estimated two million Australians suffer from a clinically diagnosed anxiety disorder whilst an estimated 19 million adult Americans suffer from diagnosed anxiety disorders.

A highlight of the Company's CNS research program was the development of its second animal model of inherited human epilepsy. This model, which displays symptoms of absence epilepsy, incorporates a genetic change identified in human patients and displays similar EEG patterns as humans with absence epilepsy. This new animal model adds another dimension to Bionomics' drug discovery capabilities, providing an additional proprietary animal model for drug evaluation.

This year, Bionomics extended its research and clinical network in the US through the establishment of collaboration with The Brigham and Women's Hospital Inc, a teaching hospital of Harvard Medical School and its CNS research collaborators at the Howard Florey Institute in Melbourne. The collaboration secured a grant from the US National Institutes of Heath to support further research on Bionomics' animal models of epilepsy.

In February 2004, the Company announced a $6 million capital raising mainly to support its drug discovery program. This successful capital raising was strongly supported by shareholders.

Cancer Research

Bionomics now has a total of 15 patent applications covering over 600 cancer and angiogenesis related genes. These patent applications cover diagnostic and therapeutic utility of the gene discoveries.

Many of the genes identified in Bionomics' cancer program are involved in the process of angiogenesis or blood vessel growth. Bionomics is validating the genes it has discovered using the leading edge technologies and models which comprise the Company's Angene™ platform and, on 24 June 2004, the Company announced that data on Bionomics' drug target BNO69 were presented in the US. Bionomics' findings indicate that the effects of several pro-angiogenic growth factors are blocked by BNO69 specific gene silencing molecules. As current therapeutics targeting angiogenesis are aimed at inhibiting the VEGF pathway, BNO69 may provide a new and potentially more effective target for inhibiting angiogenesis.

BNO64 is a candidate breast cancer tumour suppressor gene identified by Bionomics and, on 15 October 2003, the Company announced that it had refined a diagnostic method for the detection of BNO64 in breast cancer cells. The work has enabled technical difficulties in detecting BNO64 reported last year to be overcome and the data indicates that this method may be useful in determining the prognosis of early stage breast cancers. Further research is ongoing to validate BNO64 as a diagnostic/prognostic marker for breast cancer.

Earnings Per Share

	2004 Cents	2003 Cents
Basic earnings per share	(7.4)	(11.3)
Alternative earnings per share	(5.2)	(8.7)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 30 June 2004 be converted to ordinary shares.

The basic and alternative earnings per share amounts have been calculated using the 'Total change in equity other than those resulting from transactions with owners as owners' figure in the statement of financial performance.

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the Company during the financial year were as follows:

		2004 $
(a)	An increase in contributed equity of $5,790,383 (from $20,364,925 to $26,155,308) as a result of:	
	Issue of 137,256 fully paid ordinary shares @ 34 cents each to non-executive directors in lieu of cash	46,667
	Share placement of 12,460,000 fully paid ordinary shares @ 32 cents each and issuance of 6,230,000 50 cent listed options, expiring 31 July 2007, attached to the placement shares. One option was granted for every two ordinary shares issued in the placement.	3,987,200
	Entitlements issue of 7,132,946 fully paid ordinary shares @ 32 cents each as a result of the entitlements issue announced on 27 February 2004. Issue of 3,566,567 listed options, expiring 31 July 2007, attached to the entitlements issue shares. One option was granted for every two ordinary shares issued in the entitlements issue.	2,282,542
	Conversion of 673 of the 50 cent listed options issued above	336
	Gross funds raised by share issues and conversion of listed options	**6,316,745**
	Less transaction costs arising on share and listed option issues	526,362
	Net increase in share capital	**5,790,383**

(b) Net cash received from the increase in contributed equity amounting to $5,743,716 will be used to continue to fund existing project activities including the expansion of the business into drug discovery for epilepsy and anxiety.

Matters Subsequent to the End of the Financial Year

On 6 July 2004, the Company announced that its Chairman, Mr Fraser Ainsworth had advised the Board of his intention to relinquish his Chairman's role within the next few months and that he would be retiring as a non-executive director by the Company's AGM in November 2004. The Company is presently undertaking a search for a new Chairman.

On 11 August 2004, the Company issued an invitation letter to Dr Deborah Rathjen, to acquire 75,000 options under the Bionomics Employee Share Option Plan (the Bionomics ESOP). The issue of these options is subject to shareholder approval at the 2004 AGM.

Except for these items discussed above, no other matters or circumstances have arisen since 30 June 2004 that has significantly affected, or may significantly affect:

(a) the Company's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Company's state of affairs in future financial years.

Likely Developments and Expected Results of Operations

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development in the form of diagnostic products and drugs for the treatment of disease. Further details on likely developments and expected results of operations are outlined in the front section of the 2004 Annual Report.

82-34682

DIRECTORS' REPORT

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

Environmental Regulation
During the past financial year, the Company became subject to environmental regulation and other licenses in respect of its research facilities in Thebarton, South Australia. The Company is subject to regular inspections and audits by responsible State and Federal authorities. The Company was in compliance with all the necessary environmental regulations throughout 2003/04 and no related issues have arisen since the end of the financial year to the date of this report.

Information on Directors

Director	Experience	Special responsibilities	Particulars of Directors' interests in shares and options: Ordinary shares	Options
Chairman – non-executive and independent director				
Mr Fraser Ainsworth AM Bcomm, FAICD, FCPA	Chairman for six years. Director of several companies. Former Managing Director of SAGASCO Holdings Ltd.	Chairman of the Board. Joint Chairman of compensation committee. Member of audit and compliance committee	229,399	14,339 listed
Executive				
Dr Deborah Rathjen Bsc(Hons), PhD	Managing Director for four years. Former General Manager of Business Development and Licensing at Peptech Limited.	Chief Executive Officer and Managing Director	244,759	2,200,000 unlisted 14,047 listed
Non-executive and independent directors				
Dr Christopher Henney PhD, DSc	Non-executive director for six years. Former co-founder, CEO & Chairman of several US biotech companies.	Joint Chairman of compensation committee.	286,566	
Mr Peter Maddern MM, LLB, BEc	Non-executive director for five years. Formerly executive director for three years	Chairman of audit and compliance committee.	481,494	
Dr George Morstyn MB BS, PhD, FRACP	Non-executive director for three years. Former Senior Vice [illegible]	Member of audit and compliance committee.	347,623	200,000 unlisted 30,477 listed

President of Development and Chief Medical Officer of Amgen Inc.

Meetings of Directors

The numbers of meetings of the Company's Board and of each Board committee held during the year ended 30 June 2004, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of non-executive directors		Meetings of committees			
					Audit		Compensation	
	A	B	A	B	A	B	A	B
Mr Fraser Ainsworth	12	12	3	3	4	4	3	3
Dr Deborah Rathjen	12	12	*	*	**	**	**	**
Dr Christopher Henney	12	11	3	3	**	**	3	3
Mr Peter Maddern	12	12	3	3	4	4	**	**
Dr George Morstyn	12	11	3	3	4	4	**	**

A = Number of meetings held during the time the director held office or was a member of the committee during the year and was entitled to attend.
B = Number of meetings attended.
* = Not a non-executive director.
** = Not a member of the relevant committee.

Retirement, Election and Continuation in Office of Directors

Mr Fraser Ainsworth intends to retire as both Chairman and non-executive director by the 11 November 2004 AGM. Dr George Morstyn is the director retiring by rotation in accordance with clause 46 of the Constitution who, being eligible, offers himself for re-election.

Remuneration Report

Information relating to the remuneration of directors and executives is set out in note 18 to the financial statements.

Loans to Directors and Executives

There were no loans to any directors or executives during the financial year ended 30 June 2004.

Shares and Share Options Granted to Directors and the Executives of the Company

Shares and unlisted options over unissued ordinary shares of Bionomics granted during or since the end of the financial year to any of the directors or the executives of the Company as part of their remuneration were as follows:

	Grant or issue date	Shares issued+	Options granted++
Directors			
Mr Fraser Ainsworth	6 November 2003	49,020	0
Dr Christopher Henney	6 November 2003	29,412	0
Mr Peter Maddern	6 November 2003	29,412	0
Dr George Morstyn	6 November 2003	29,412	0
Executives			
Mr Lee Craker, Chief Financial Officer	1 March 2004	0	500,000
Mrs Jill Mashado, Company Secretary	24 December 2003	0	35,000
Mr Francis Placanica, Vice President Business Development	5 January 2004	0	20,000

\+ Shares issued to directors were in lieu of a proportion of directors' fees approved by shareholders at the Company's 2003 AGM.

82-34682

++ Options to Mrs Jill Mashado and Mr Francis Placanica were granted pursuant to annual performance reviews. Mr Lee Craker's options were granted in relation to his employment agreement.

Shares under Option
Information relating to shares under option is set out in note 15 to the financial statements.

Shares Issued on the Exercise of Options
No ordinary shares of Bionomics were issued during the year ended 30 June 2004 on the exercise of options granted under the Bionomics ESOP.

On 17 June 2004, 2.1 million unlisted options issued to current and past directors expired without being exercised.

Insurance of Officers
During the financial year, Bionomics paid a premium to insure the directors and officers (D&O) of the Company. Under the terms of this policy the premium paid by the Company is not permitted to be disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the D&O in their capacity as D&O of the Company, and any other payments arising from liabilities incurred by the D&O in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the D&O or the improper use by the D&O of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-Audit Services
The Company may decide to employ the external auditor on assignments additional to their statutory audit duties where the external auditor's expertise and experience with the Company are important.

Details of the amounts paid to the external auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out in note 19 to the financial statements.

The Board has considered the position and, in accordance with the advice received from the audit and compliance committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for external auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the external auditor, as set out below, did not compromise the external auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit and compliance committee to ensure they do not impact the integrity and objectivity of the external auditor.
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the external auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

External Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Board of Directors.

Fraser Ainsworth AM	**Deborah Rathjen**
Chairman	**Chief Executive Officer and Managing Director**

Adelaide
19 August 2004

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STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

	Note	2004 $	2003 $
Revenue from ordinary activities	**3**	1,982,994	1,607,756
Borrowing costs expense		317,669	302,411
Depreciation and amortisation expenses		517,773	681,568
Employee and director benefits expenses		859,147	645,010
Legal expenses		107,236	55,554
Research and development expenses		3,107,534	3,732,031
Shareholder and investor communications expenses		72,844	145,840
Travel expenses		155,448	175,722
Other expenses from ordinary activities		419,925	410,575
Loss from ordinary activities before related income tax expense	**4**	(3,574,582)	(4,540,955)
Income tax expense	**5**	0	0
Loss from ordinary activities after related income tax expense		(3,574,582)	(4,540,955)
Total changes in equity other than those resulting from transactions with owners as owners		(3,574,582)	(4,540,955)
Basic earnings per share	**25**	(7.4)	(11.3)
Alternative earnings per share	**25**	(5.2)	(8.7)

The above statement of financial performance should be read in conjunction with the accompanying notes.

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STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	2004 $	2003 $
CURRENT ASSETS			
Cash assets	6	8,703,415	6,070,486
Receivables	7	135,363	27,470
Other	8	131,927	105,297
TOTAL CURRENT ASSETS		8,970,705	6,203,253
NON-CURRENT ASSETS			
Property, plant and equipment	9	5,976,729	6,310,723
Intangible assets	10	14,178	56,711
TOTAL NON-CURRENT ASSETS		5,990,907	6,367,434
TOTAL ASSETS		14,961,612	12,570,687
CURRENT LIABILITIES			
Payables	11	524,166	350,149
Interest bearing liabilities	12	508,400	508,400
Provisions	13	146,933	95,324
Other	14	225,622	276,124
TOTAL CURRENT LIABILITIES		1,405,121	1,229,997
NON-CURRENT LIABILITIES			
Interest bearing liabilities	12	4,575,600	4,575,600
Payables	11	50,000	50,000
TOTAL NON-CURRENT LIABILITIES		4,625,600	4,625,600
TOTAL LIABILITIES		6,030,721	5,855,597
NET ASSETS		8,930,891	6,715,090
SHAREHOLDERS' EQUITY			
Contributed equity	15	26,155,308	20,364,925
Accumulated losses	16	(17,224,417)	(13,649,835)
TOTAL SHAREHOLDERS' EQUITY		8,930,891	6,715,090

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STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	2004 $ Inflows (Outflows)	2003 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		1,453,872	926,899
Rent received		119,283	172,194
Receipts from customers		68,259	80,208
Goods and Services Tax collected from customers		162,683	108,595
Payments to suppliers and employees		(4,633,184)	(4,987,561)
Goods and Services Tax paid to suppliers		(260,113)	(246,817)
Goods and Services Tax refund received from ATO		50,411	151,181
		(3,038,789)	(3,795,301)
Interest received		286,980	366,860
Borrowing costs		(231,840)	(302,411)
Net cash (outflow) from operating activities	23	(2,983,649)	(3,730,852)
Cash flows from investing activities			
Proceeds from sale of plant and equipment		87,000	0
Payments for purchases of property, plant & equipment		(214,138)	(43,301)
Net cash (outflow) from investing activities		(127,138)	(43,301)
Cash flows from financing activities			
Proceeds from share issues		6,270,078	1,248,680
Share issue expenses		(526,362)	(28,160)
Net cash inflow from financing activities		5,743,716	1,220,520
Net increase/(decrease) in cash held		2,632,929	(2,553,633)
Cash at the beginning of the financial year		6,070,486	8,624,119
Cash at the end of the financial year	6	8,703,415	6,070,486
Non-cash financing activities	24		

The above statement of cash flows should be read in conjunction with the accompanying notes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*, including the Australian Securities and Investments Commission guidelines to valuing share options in annual directors' reports released on 18 June 2004.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates that are expected to apply when those timing differences reverse.

(b) Revenue Recognition

Licensing fees, rent revenue and interest income are recognised upon being earnt as opposed to received.

Grant revenue is recognised when Bionomics has incurred the eligible grant expenditure.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts that are in excess of their recoverable amounts at balance date.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the operating result before income tax of the Company in the year of disposal.

The depreciation rates for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%
Land	0%
Building	2.50%
Building components	3-20%

(e) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(f) Revaluations of Non-Current Assets

The land and building were recorded as non-current assets in March 2002, and are currently recorded at estimated final cost. This figure will be adjusted to reflect the actual final cost as soon as this figure is known. A valuation for the land and building will be determined by an independent valuer once every three years and disclosed in the Company's financial report as long as they continue to be carried at cost in the financial statements.

(g) Intangible Assets

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(h) Employee Entitlements

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in liabilities in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently the Company has no exposure to market movements on employee superannuation liabilities or entitlements.

As at 30 June 2004, the Company had 24 employees (2003 – 20). This figure excludes persons engaged under service contract agreements with the Company's affiliated research institutes and persons engaged under a consultancy agreement.

Bionomics Limited Employee Share Option Plan

The Bionomics Limited Employee Share Option Plan (the Bionomics ESOP) was approved by the Board and Shareholders in 2002. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than six months or a director of the Company.

Options are granted under the plan for no consideration.

Sign-On Options

Sign-on options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable.

Bonus Options

Bonus options are exercisable from the date of issue.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the ASX during the seven trading days immediately preceding the date of an invitation.

No accounting entries are made in relation to the Bionomics ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as Contributed Equity. The amounts disclosed for remuneration of directors and executives in note 18 include the independently assessed fair values of options at the date they were granted.

Summaries of options granted under the plan are set out in note 15(c) Share options.

(i) Equity-based Compensation Benefits to Directors

The non-executive directors of Bionomics receive approximately one third of their directors' fees in shares. The Board uses a weighted average share price to calculate the number of shares to be issued, calculated by reference to the price at which the Company's shares traded in the first two months of the current financial year.

(j) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks, net of bank overdrafts.

(k) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(l) Interest Bearing Liabilities

Loans are carried at their principal amount and interest is accrued over the period it becomes due.

(m) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing costs include interest on short-term and long-term borrowings.

(n) Earnings per Share

(i) *Basic earnings per share*

Basic earnings per share are determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Alternative earnings per share*

Alternative earnings per share adjust the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to potential ordinary shares.

(o) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning or on after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the Company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

An initial review of the implications of adopting IFRS has been conducted by management and discussed with the audit and compliance committee.

The Chief Financial Officer and Company Secretary are managing the transition to Australian equivalents to IFRS, including relevant training and system and internal control changes necessary to gather all the required financial information. Regular updates are provided to the audit and compliance committee.

The major change identified to date that will be required to the Company's existing accounting policies relates to equity-based compensation benefits. Under the Australian equivalent to IFRS 2 *Share-based Payments*, equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons, it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the Company's financial position and reported results.

NOTE 2: SEGMENT INFORMATION

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on diagnostic product development and drug discovery in CNS disorders and cancer.

NOTE 3: REVENUE

	2004 $	2003 $
Revenue from operating activities		
Grants received	1,425,095	1,028,243
Licensing fees	104,703	80,208
	1,529,798	1,108,451
Revenue from outside the operating activities		
Interest received or receivable	309,454	333,019
Rent received or receivable	127,449	161,401
Sale of non-current asset	14,108	0
Other income	2,185	4,885
	453,196	499,305
Revenue from ordinary activities	1,982,994	1,607,756

NOTE 4: OPERATING RESULT

Net gains and expenses

Loss from ordinary activities before related income tax expense includes the following specific net gains and expenses:

	2004 $	2003 $
Net gains		
Net gains on disposal of plant and equipment	14,108	0
Expenses		
Borrowing costs		
- Interest paid or payable	317,669	302,411
Depreciation of:		
- Administrative plant and equipment	23,241	28,021
- Scientific plant and equipment	227,013	386,027
- Building	224,986	224,986
	475,240	639,034
Amortisation of non-current assets		
- Licences	42,533	42,534
Rental expense on operating leases		
- Minimum lease payments	0	72,756
Research and development		
- Research and development costs	3,107,534	3,732,031
Other provisions		
- Employee entitlements	51,609	34,566

NOTE 5: INCOME TAX

(a) The prima facie tax on operating loss is reconciled to the income tax provided in the financial statements as follows:

	2004 $	2003 $
Prima facie tax benefit on operating results at 30%	(1,072,375)	(1,362,287)

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	2004 $	2003 $
Tax effect of permanent differences:		
- Research and development expenditure	(28,424)	(149,644)
- R&D incremental deduction	0	(194,706)
- Other non-allowable items	908	1,473
Income tax adjusted for permanent differences	(1,099,891)	(1,705,164)
Under/(Over) provision in prior year	0	(93,775)
Income tax benefit not recognised	(1,099,891)	(1,798,939)
Income tax expense	0	0
(b) The directors estimate that the potential future income tax benefit not brought to account in respect of tax losses is:	5,883,210	4,792,313

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 6: CASH

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:

	2004 $	2003 $
Cash at bank and on hand	141,482	162,660
Deposits at call	8,561,933	5,907,826
	8,703,415	6,070,486

NOTE 7: RECEIVABLES

CURRENT

	2004 $	2003 $
Other debtors	135,363	27,470

NOTE 8: OTHER ASSETS

CURRENT

	2004 $	2003 $
Prepayments	75,662	71,506
Accrued revenue	56,265	33,791
	131,927	105,297

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

NON-CURRENT

	2004 $	2003 $
Administrative plant and equipment – at cost	196,603	196,603
Accumulated depreciation	88,330	65,089
	108,273	131,514
Scientific plant and equipment – at cost	1,428,665	1,347,527
Accumulated depreciation	1,064,528	897,623
	364,137	449,904
Building – at estimated cost	5,899,560	5,899,560

	2004 $	2003 $
	5,379,319	5,604,305
Land – at cost	125,000	125,000
Total property, plant and equipment	7,649,828	7,568,690
Total accumulated depreciation	1,673,099	1,257,967
Total property, plant and equipment	5,976,729	6,310,723

The building has been recorded at estimated final cost as the actual final cost has not yet been determined by the Land Management Corporation. A cumulative adjustment is expected to be made in the 2004/05 financial year as soon as the actual final cost is determined. Depreciation has been charged based on the estimated final cost.

Non-current assets pledged as security
Refer to note 12 for information on non-current assets pledged as security by the Company.

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment $	Scientific plant & equipment $	Land and building $	Total $
Carrying amount at 1 July 2003	131,514	449,904	5,729,305	6,310,723
Additions	0	215,903	0	215,903
Disposals	0	(74,657)	0	(74,657)
Depreciation (note 4)	(23,241)	(227,013)	(224,986)	(475,240)
Carrying amount at 30 June 2004	**108,273**	**364,137**	**5,504,319**	**5,976,729**

NOTE 10: INTANGIBLE ASSETS

NON-CURRENT	**2004 $**	**2003 $**
Licences – at cost	212,666	212,666
Accumulated amortisation	198,488	155,955
	14,178	56,711

NOTE 11: PAYABLES

	2004 $	2003 $
CURRENT		
Trade creditors	524,166	350,149
NON-CURRENT		
Loan from other parties (non-interest bearing)	50,000	50,000

NOTE 12: INTEREST BEARING LIABILITIES

	2004 $	2003 $
CURRENT		
Building loan agreement	508,400	508,400
NON-CURRENT		
Building loan agreement	4,575,600	4,575,600

The building loan agreement, which relates to and is secured by the land and building (refer note 9 to the financial statements), has interest charged on a quarterly basis. This rate will fluctuate based on the 90 day bank bill rate.

NOTE 13: PROVISIONS

CURRENT	2004 $	2003 $
Employee entitlements	146,933	95,324

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NOTE 14: OTHER LIABILITIES	2004 $	2003 $
Accruals	175,979	255,662
Unearned income	49,643	20,462
	225,622	276,124

NOTE 15: CONTRIBUTED EQUITY

(a) Issued and paid-up capital

	2004	2003
Ordinary shares – fully paid	26,155,308	20,364,925
	Number	**Number**
Ordinary shares – fully paid	63,294,251	43,563,376

Movements in ordinary shares of the Company during the past two years were as follows:

Date	Details	Issue price	Number of shares	$
1 July 2002	**Opening balance**		**39,328,147**	**19,097,738**
11 November 2002	Share issue – directors fees	$0.64	72,917	46,667
31 March 2003	Share issue – share purchase plan	$0.30	1,353,282	405,971
15 April 2003	Share issue – share purchase plan	$0.30	1,023,297	306,989
30 April 2003	Share issue – placement	$0.30	1,785,733	535,720
	Less capital raising costs associated with the share purchase plan			(2,760)
	Less capital costs associated with the placement			(25,400)
30 June 2003	**Closing Balance**		**43,563,376**	**20,364,925**
7 November 2003	Share issue – directors fees	$0.34	137,256	46,667
1 March 2004	Share issue – placement	$0.32	6,230,000	1,993,600
7 April 2004	Share issue – placement	$0.32	6,230,000	1,993,600
16 April 2004	Share issue – entitlements	$0.32	7,132,946	2,282,542
4 June 2004	Share issue – conversion of listed options	$0.50	673	336
	Less capital raising costs associated with the placement & entitlements issue			(526,362)
30 June 2004	**Closing Balance**		**63,294,251**	**26,155,308**

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Share options

The Bionomics ESOP

The terms and conditions of the Bionomics ESOP are summarised in note 1(h) to the financial statements.

Grant date	Expiry date	Exercise date	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
June 2002	June 2008	$0.81	375,666	0	0	4,000	371,666
	June 2009	$0.81	375,666	0	0	4,000	371,666
	June 2010	$0.81	375,667	0	0	4,000	371,667
	June 2011	$0.81	375,667	0	0	4,000	371,667
	June 2012	$0.81	375,667	0	0	4,000	371,667
February 2003	February 2009	$0.43	40,000	0	0	0	40,000

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	February 2010	$0.43	40,000	0	0	30,000	10,000
	February 2011	$0.43	40,000	0	0	40,000	0
	February 2012	$0.43	40,000	0	0	40,000	0
	February 2013	$0.43	40,000	0	0	40,000	0
December 2003 / January 2004	January 2009	$0.30	0	147,000	0	0	147,000
	January 2010	$0.30	0	15,000	0	0	15,000
	January 2011	$0.30	0	15,000	0	0	15,000
	January 2012	$0.30	0	15,000	0	0	15,000
	January 2013	$0.30	0	15,000	0	0	15,000
	January 2014	$0.30	0	15,000	0	0	15,000
March 2004	March 2010	$0.37	0	107,000	0	0	107,000
	March 2011	$0.37	0	107,000	0	0	107,000
	March 2012	$0.37	0	107,000	0	0	107,000
	March 2013	$0.37	0	107,000	0	0	107,000
	March 2014	$0.37	0	107,000	0	0	107,000
	March 2010	$0.38	0	5,000	0	0	5,000
	March 2011	$0.38	0	5,000	0	0	5,000
	March 2012	$0.38	0	5,000	0	0	5,000
	March 2013	$0.38	0	5,000	0	0	5,000
	March 2014	$0.38	0	5,000	0	0	5,000
			2,078,333	782,000	0	170,000	2,690,333

Other Unlisted Options

Grant date	Expiry date	Exercise date	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
17 June 1999	17 June 2004	$0.30	1,900,000	0	0	1,900,000	0
7 November 1999	17 June 2004	$0.30	200,000	0	0	200,000	0
7 November 1999	7 November 2004	$0.50	300,000	0	0	0	300,000
8 November 1999	8 November 2004	$0.50	1,540,000	0	0	0	1,540,000
19 April 2000	8 June 2005	$0.65	75,000	0	0	0	75,000
21 June 2000	21 June 2005	$1.00	289,600	0	0	0	289,600
4 October 2000	19 June 2007	$1.00	340,000	0	0	0	340,000
4 October 2000	19 June 2008	$1.00	340,000	0	0	0	340,000
4 October 2000	19 June 2009	$1.00	170,000	0	0	0	170,000
4 October 2000	19 June 2009	$1.40	170,000	0	0	0	170,000
4 October 2000	19 June 2010	$1.40	680,000	0	0	0	680,000
18 June 2001	18 June 2006	$1.30	15,000	0	0	0	15,000
6 August 2001	31 July 2003	$1.40	100,000	0	0	100,000	0
12 December 2001	8 August 2007	$0.95	200,000	0	0	0	200,000
12 December 2001	14 May 2008	$1.20	60,000	0	0	0	60,000
12 December 2001	14 May 2009	$1.20	40,000	0	0	0	40,000
12 December 2001	14 May 2009	$1.40	20,000	0	0	0	20,000
21 January 2002	1 January 2007	$0.79	25,000	0	0	0	25,000
3 February 2003	13 January 2008	$0.43	150,000	0	0	0	150,000
4 March 2003	4 March 2008	$0.40	201,000	100,000	0	0	301,000
14 July 2003	14 July 2008	$0.28	0	100,000	0	0	100,000
19 December 2003	18 January 2009	$0.30	0	50,000	0	0	50,000
31 March 2004	1 April 2009	$0.30	0	25,000	0	0	25,000
1 June 2004	1 January 2009	$0.25	0	150,000	0	0	150,000
			6,815,600	425,000	0	2,200,000	5,040,600

	2004 number	2003 number
Options vested at the reporting date	5,179,933	5,795,266

Listed Options

During 2003/04 the Company issued 9,796,567 listed options. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time or on before 31 July 2007 at a fixed price of $0.50. As at 30 June 2004, 673 of these options had been exercised.

(d) Entitlements issue

On 27 February 2004 the Company invited its shareholders to subscribe to an entitlements issue of 7,132,946 ordinary shares at an issue price of $0.32 per share on the basis of one share for every seven shares held, such shares were issued 16 April 2004. The issue was underwritten.

For every two ordinary shares subscribed to in this entitlement issue, the shareholder also received a listed option at an exercise price of $0.50 per option. These listed options will expire 31 July 2007.

(e) Placement

On 23 February 2004 the Company announced the completion of a placement of 12,460,000 ordinary shares at an issued price of $0.32 per share.

For every two ordinary shares subscribed to in the placement, the placee also received a listed option at an exercise price of $0.50 per option. These listed options will expire 31 July 2007.

NOTE 16: ACCUMULATED LOSSES

	2004 $	2003 $
Balance at the beginning of the year	(13,649,835)	(9,108,880)
Net loss for the year	(3,574,582)	(4,540,955)
Balance at the end of the year	(17,224,417)	(13,649,835)

NOTE 17: FINANCIAL INSTRUMENTS

Interest rate risk exposures

The entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the entity intends to hold fixed rate assets and liabilities to maturity.

			Fixed interest for:			
2004	Notes	Floating interest rate	One year or less	Over one to five years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	6	427,960	8,270,320	0	5,135	8,703,415
Receivables and other	7, 8	0	0	0	267,290	267,290
		427,960	8,270,320	0	272,425	8,970,705
Weighted average interest rate		4.65%	5.34%			
Financial Liabilities						
Trade and other creditors	11, 13, 14	0	0	0	896,721	896,721
Building loan agreement	12	5,084,000	0	0	0	5,084,000
Other loans	11	0	0	0	50,000	50,000
		5,084,000	0	0	946,721	6,030,721
Weighted average interest rate		6.25%				
Net financial assets (liabilities)		(4,656,040)	8,270,320	0	(674,296)	2,939,984

2003	Notes	Floating interest rate	Fixed Interest for: One year or less	Fixed Interest for: Over one to five years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	**6**	497,893	5,567,906	0	4,687	6,070,486
Receivables and other	**7, 8**	0	0	0	132,767	132,767
		497,893	5,567,906	0	137,454	6,203,253
Weighted average interest rate		3.90%	4.9%			
Financial Liabilities						
Trade and other creditors	**11, 13, 14**	0	0	0	721,597	721,597
Building loan agreement	**12**	5,084,000	0	0	0	5,084,000
Other loans	**11**	0	0	0	50,000	50,000
		5,084,000	0	0	771,597	5,855,597
Weighted average interest rate		5.93%				
Net financial assets (liabilities)		(4,586,107)	5,567,906	0	(634,143)	347,656

Credit Risk Exposures

The credit risk on financial assets of the entity that have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

Reconciliation of net financial assets to net assets	**2004 $**	**2003 $**
Net financial assets as above	2,939,984	347,656
Non-financial assets		
Property, plant and equipment	5,976,729	6,310,723
Intangibles	14,178	56,711
Net assets per statement of financial position	8,930,891	6,715,090

The net fair value of financial assets and liabilities of the Company approximates their carrying amounts.

NOTE 18: DIRECTOR AND EXECUTIVE DISCLOSURE

Directors

The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this report:

Chairman

Mr Fraser Ainsworth, Chairman

Executive Directors

Dr Deborah Rathjen, Chief Executive Officer and Managing Director

Non-Executive Directors

Dr Christopher Henney, Non-Executive Director
Mr Peter Maddern, Non-Executive Director
Dr George Morstyn, Non-Executive Director

Executives (other than directors) with the Greatest Authority for Strategic Direction and Management

The following persons were the executives with greatest authority for the strategic direction and management of the Company (Specified Executives) during the financial year:

Name	Position
Mr Lee Craker	Chief Financial Officer
Mrs Jill Mashado	Company Secretary

Mr Francis Placanica	Vice President Business Development
Dr Mark Varney	Vice President Drug Discovery

Both Mrs Jill Mashado and Mr Francis Placanica were Specified Executives during the year ended 30 June 2003. Mr Lee Craker commenced employment with the Company on 1 August 2003. Dr Mark Varney was employed by the Company from 8 October 2003 until 1 June 2004.

Remuneration of Directors and Executives

Principles Used to Determine the Nature and Amount of Remuneration

The objective of the Company's executive remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The framework aligns executive rewards with achievement of strategic objectives and the creation of value for shareholders.

Executive remuneration and other terms of employment are determined by the Board having regard to performance, relevant comparative information and the Company's financial performance.

Remuneration packages are set at levels that are intended to attract and retain first class executives capable of managing the Company's operations and achieving the Company's strategic objectives.

The framework provides a mix of base cash remuneration and performance-based remuneration through the Bionomics ESOP in order to align the interests of executives with those of shareholders.

Non-Executive Directors

Fees and payments to non-executive directors reflect the demands that are made on and the responsibilities of, the directors. Non-executive directors' fees were reviewed in February 2004. The Board reviewed directors' fees to ensure non-executive directors' fees were appropriate and commensurate with the Australian biotech market and within the confines of the current shareholder approved aggregate limit of $200,000.

Non-executive directors may receive share options at the time of their initial appointment to the Board. To preserve the cash resources of the Company, all non-executive directors have opted to receive approximately one third of their remuneration in Bionomics shares, which are issued following shareholder approval at an AGM.

Directors' Fees

Non-executive directors' fees are determined within an aggregate directors' fee pool limit that is periodically recommended for approval by shareholders under the Constitution. The current aggregate directors' fee pool limit is $200,000. As a result of the February 2004 review, the Chairman and non-executive directors' fees are respectively $65,000 and $41,000 pa inclusive of superannuation. The Chairman of the audit and compliance committee, Mr Peter Maddern, receives an additional $10,000 pa inclusive of superannuation for services relating to his audit and compliance committee duties.

Retirement Allowance for Directors

The Company does not provide retirement allowances for its non-executive directors.

Executive Remuneration

The executive pay and reward framework has three components:

- a cash remuneration package, including superannuation and other entitlements.
- longer-term incentives through participation in the Bionomics ESOP.
- in exceptional circumstances, a cash bonus may be paid.

The combination of these comprises the executive's total remuneration.

Base Remuneration

The cash remuneration package of executives is structured as a total employment cost package that may be delivered as a mix of cash and prescribed salary sacrifice benefits at the executive's discretion, inclusive of superannuation.

Remuneration levels are reviewed annually and an assessment made against market comparable roles balanced with individual executive performance and the Company's financial position. An executive's remuneration may also be

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reviewed on promotion. The compensation committee reviews the salary of the Chief Executive Officer and Managing Director and executives directly reporting to the Chief Executive Officer and Managing Director and makes recommendations to the Board. The Board approves the salary of the Chief Executive Officer and Managing Director and all executives directly reporting to the Chief Executive Officer and Managing Director.

There are no guaranteed base pay increases for senior executives.

Retirement Benefits

Retirement benefits through superannuation are paid for all Company employees in line with Australian superannuation legislative requirements to funds nominated by the individual employee. The Company does not have any on going responsibility for the individual employee superannuation and does not have in place a defined benefits plan for employees.

The Bionomics ESOP

Information on the Bionomics ESOP is set out in note 1(h) to the financial statements.

Details of Remuneration

Details of the remuneration of each director of Bionomics Limited and each of the specified executives (these specified executives are the same officers of the Company receiving the highest emoluments for the year ended 30 June 2004) are set out in the following tables.

Details of options granted to and exercised by directors during the year ended 30 June 2004 are set out further in this note.

Directors

	Primary		Post employment	Equity		
Name	**Cash salary and fees $**	**Non-monetary benefits $**	**Super annuation $**	**Shares* $**	**Options $**	**Total $**
Mr Fraser Ainsworth	41,590	0	4,493	16,667	0	62,750
Dr Deborah Rathjen	270,183	18,820	11,002	0	94,275	394,280
Dr Christopher Henney	28,250	0	0	10,000	0	38,250
Mr Peter Maddern	35,711	0	3,664	10,000	0	49,375
Dr George Morstyn	26,330	0	2,820	10,000	0	39,150
Total	402,064	18,820	21,979	46,667	94,275	583,805

*Approximately one third of non-executive director's fees are paid via the issuance of shares to these directors as a direct measure to conserve cash for the Company. Issuance of these shares is subject to the approval by shareholders at an AGM.

Specified Executives

	Primary		Post employment	Equity	
Name	**Cash salary and fees $**	**Non-monetary benefits $**	**Super-annuation $**	**Options** $**	**Total $**
Mr Lee Craker* *Chief Financial Officer*	134,932	22,367	9,368	11,059	177,726
Mrs Jill Mashado *Company Secretary*	82,721	0	7,478	24,424	114,623
Mr Francis Placanica *Vice President Business Development*	94,433	22,726	8,319	30,062	155,540
Dr Mark Varney*	84,468	10,701	7,179	0	102,348

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Vice President Drug Discovery					
Total	396,554	55,794	32,344	65,545	550,237

*Mr Lee Craker joined the Company in August 2003. Dr Mark Varney joined the Company in October 2003 and resigned on 1 June 2004. All other executives were employees for the full financial year.

**Options are granted to executive directors and other executives under the Bionomics ESOP, details of which are set out in note 1(h) of the financial statements.

The amounts disclosed as remuneration relating to options above are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Listed options issued to directors as part of their participation as shareholders in the entitlements issue announced on 27 February 2004 are excluded from the above remuneration.

Service Agreements
Remuneration and other terms of employment for the Chief Executive Officer and the specified executives are formalised in service agreements. Major provisions of the agreements relating to remuneration are set out below:

Dr Deborah Rathjen, *Chief Executive Officer and Managing Director*
- term of agreement – five years commencing 19 June 2000.
- total remuneration package for the year ended 30 June 2004 of $300,000, to be reviewed annually by the compensation committee and approved by the board.
- payment of termination benefit on early termination by the employer without cause, varies depending on time remaining in the agreement. Maximum payable is equal to one year's salary and minimum payable is equal to six months' salary.

Mr Lee Craker, *Chief Financial Officer*
- term of agreement – open commencing 1 August 2003.
- total remuneration package of $200,000 per annum, to be reviewed annually by the compensation committee and approved by the board.
- payment of termination benefit on early termination by the employer without cause equal to four weeks' salary.

Mrs Jill Mashado, *Company Secretary*
- term of agreement – open commencing 31 July 2000.
- total remuneration package for the year ended 30 June 2004 of $87,612 (full time equivalent salary $126,363), to be reviewed annually by the compensation committee and approved by the board.
- payment of termination benefit on early termination by the employer without cause equal to one month's salary.

Mr Francis Placanica, *Vice President Business Development*
- term of agreement – five years commencing 7 January 2002.
- total remuneration package for the year ended 30 June 2004 of $134,550, to be reviewed annually by the compensation committee and approved by the board.
- payment of termination benefit on early termination by the employer without cause equal to one month's salary.

Dr Mark Varney, *Vice President Drug Discovery*
- period of employment 8 October 2003 to 1 June 2004.
- details of remuneration as disclosed above.

Share-Based Compensation – Options
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
4 October 2000	19 June 2010	$1.40	$0.3098	19 June 2005
4 October 2000	19 June 2010	$1.40	$0.3098	19 June 2005
2 June 2002	2 June 2009	$0.81	$0.4279	2 June 2004
2 June 2002	2 June 2010	$0.81	$0.4488	2 June 2005
2 June 2002	2 June 2011	$0.81	$0.4671	2 June 2006
2 June 2002	2 June 2012	$0.81	$0.4834	2 June 2007
3 June 2002	3 June 2009	$0.81	$0.4157	3 June 2004
3 June 2002	3 June 2010	$0.81	$0.4365	3 June 2005
3 June 2002	3 June 2011	$0.81	$0.4546	3 June 2006
3 June 2002	3 June 2012	$0.81	$0.4707	3 June 2007
14 June 2002	14 June 2009	$0.81	$0.3557	14 June 2004
14 June 2002	14 June 2010	$0.81	$0.3753	14 June 2005
14 June 2002	14 June 2011	$0.81	$0.3924	14 June 2006
14 June 2002	14 June 2012	$0.81	$0.4078	14 June 2007
24 December 2003	18 January 2009	$0.30	$0.1415	19 January 2004
5 January 2004	18 January 2009	$0.30	$0.1362	19 January 2004
1 March 2004	28 February 2010	$0.37	$0.1358	1 March 2005
1 March 2004	28 February 2011	$0.37	$0.1455	1 March 2006
1 March 2004	28 February 2012	$0.37	$0.1538	1 March 2007
1 March 2004	28 February 2013	$0.37	$0.1611	1 March 2008
1 March 2004	28 February 2014	$0.37	$0.1676	1 March 2009

Options are granted under the Bionomics ESOP, details of which are set out in note 1(h) of the financial statements.

Equity instrument disclosures relating to directors and executives
Options provided as remuneration
Details of options over ordinary shares in the Company provided as remuneration to each director and each of the specified executives are set out below. When exercisable, each option is convertible into one ordinary share of Bionomics. Further information on the options is set out in note 15(c).

Name	Number of options granted during the year	Number of options vested during the year
Directors		
Dr Deborah Rathjen	0	440,000
Executives		
Mr Lee Craker	500,000	0
Mrs Jill Mashado	35,000	69,667
Mr Francis Placanica	20,000	70,000

Option holdings
The number of options over ordinary shares in the Company held during the financial year by each director and each of the specified executives are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors					
Mr Fraser Ainsworth					
- listed	0	0	14,339	14,339	14,339
- unlisted	1,000,000	0	(1,000,000)	0	0

Dr Deborah Rathjen					
- listed	0	0	14,047	14,047	14,047
- unlisted	2,200,000	0	0	2,200,000	1,560,000
Dr Christopher Henney					
- unlisted	300,000	0	(300,000)	0	0
Mr Peter Maddern					
- unlisted	300,000	0	(300,000)	0	0
Dr George Morstyn					
- listed	0	0	30,477	30,477	30,477
- unlisted	200,000	0	0	200,000	200,000
Specified executives					
Mr Lee Craker					
- unlisted	0	500,000	0	500,000	0
Mrs Jill Mashado					
- unlisted	173,333	35,000	0	208,333	104,334
Mr Francis Placanica					
- unlisted	250,000	20,000	0	270,000	120,000
Dr Mark Varney	0	0	0	0	0

Share holdings
The number of ordinary shares in the Company held during the financial year by each director and each of the specified executives are set out below.

Name	Balance at the start of the year	Received during the year as remuneration	Other changes during the year	Balance at the end of the year
Directors				
Mr Fraser Ainsworth	151,702	49,020	28,677	229,399
Dr Deborah Rathjen	216,666	0	28,093	244,759
Dr Christopher Henney	257,154	29,412	0	286,566
Mr Peter Maddern	452,082	29,412	0	481,494
Dr George Morstyn	257,258	29,412	60,953	347,623

No shares were held by specified executives during the financial year.

Loans to Directors and Executives
There were no loans to any directors or executives during the financial year ended 30 June 2004.

Other transactions with directors and specified executives
A director, Mr Fraser Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. Up until 31 March 2003, Potential Energy paid the Company for the storage of office furniture and equipment. These transactions were based on normal commercial terms and conditions.

Aggregate amounts of the above transaction with directors of Bionomics Limited:

Amounts recognised as revenue	**2004**	**2003**
	$	**$**
Storage of office furniture and equipment	0	360

NOTE 19: EXTERNAL AUDITORS' REMUNERATION
During the year the following services were paid to the external auditor:

Assurance Services

1. **Audit Services**

Fees paid to PricewaterhouseCoopers Australian firm:

	2004	2003
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	28,139	28,067

	2004 $	2003 $
2. Other Assurance Services		
Fees paid to PricewaterhouseCoopers Australian firm:		
Audit of government research grants	10,000	8,000
Due diligence services for 27 February 2004 Entitlements issue	15,249	0
Total remuneration for other assurance services	25,249	8,000
Total remuneration for assurance services	53,388	36,067
Taxation Services		
Fees paid to PricewaterhouseCoopers Australian firm:		
Tax compliance services, including review of Company income tax returns	11,950	13,300
Total remuneration for external auditors for all services	65,338	49,367

It is the Company's practice to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. In 2003/04 these assignments were restricted to taxation advice, acquittal of grant expenditure and due diligence of the entitlements issue.

NOTE 20: COMMITMENTS FOR EXPENDITURE	2004 $	2003 $
Service contract commitments payable		
- not later than one year	670,000	670,000

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital (WCH) and the University of Melbourne (U of M) to acquire the licence for the epilepsy project from the WCH and the U of M and the breast cancer project from the WCH, the Company is liable to make further payments to the WCH and the U of M upon the achievement of certain conditions.

Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd (Medvet), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

As at 30 June 2004, the Company had issued a purchase order to PerkinElmer for the purchase of drug discovery screening equipment. The cost of this equipment is $482,191 and will be funded by an operating lease. The cost of this lease will be approximately $11-12,000 per month over a three year period, commencing approximately October 2004.

NOTE 21: EMPLOYEE BENEFITS	2004 $	2003 $
Employee benefit and related on-costs liability		
Provision for employee benefits – current (note 13)	146,933	95,324
Aggregate employee benefit and related on-costs liability	146,933	95,324

The Bionomics ESOP

Information relating to the Bionomics ESOP is set out in notes 1(h) and 15(c) of the financial statements.

NOTE 22: EVENTS OCCURRING AFTER REPORTING DATE

On 6 July 2004, the Company announced that its Chairman, Mr Fraser Ainsworth had advised the Board of his intention to relinquish his Chairman's role within the next few months and that he would be retiring as a non-executive director by the Company's AGM in November 2004. The Company is presently undertaking a search for a new Chairman.

On 11 August 2004, the Company issued an invitation letter to Dr Deborah Rathjen, to acquire 75,000 options under the Bionomics ESOP. The issue of these options is subject to shareholder approval at the AGM.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTE 23: CASH FLOW INFORMATION

	2004 $	2003 $
Reconciliation of operating loss after income tax to net cash inflow from operating activities		
Operating loss after income tax	(3,574,582)	(4,540,955)
Non-cash items in operating loss		
Depreciation and amortisation	517,773	681,568
Directors' fee (note 24)	46,667	46,667
Net gain on sale of non-current assets	(14,108)	0
Provision for employee entitlements	51,609	34,566
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(47,200)	13,193
Decrease/(Increase) in other operating assets	(90,049)	83,018
Increase/(Decrease) in creditors and accruals (operating activities only)	126,241	(48,909)
Cash flows from operations	(2,983,649)	(3,730,852)

NOTE 24: NON-CASH FINANCING ACTIVITIES

Directors' fees satisfied by the issue of shares	46,667	46,667

NOTE 25: EARNINGS PER SHARE

	2004 cents	2003 cents
Basic earnings per share (cents per share)	(7.4)	(11.3)
Alternative earnings per share (cents per share)	(5.2)	(8.7)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 30 June 2004 be converted to ordinary shares.

The basic and alternative earnings per share amounts have been calculated using the 'Total change in equity other than those resulting from transactions with owners as owners' figure in the statement of financial performance.

	2004 Number	2003 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as a denominator in calculating basic earnings per share	48,656,987	40,243,799
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	57,761,584	48,573,135

Changes to potential ordinary shares since balance date

On 18 July 2004, 25,000 options exercisable at $0.30 lapsed. The weighted average number of potential ordinary shares included in the calculation of alternative EPS relating to these options is 25,000.

On 28 July 2004 the Company issued 454,582 ordinary shares in consideration for services rendered to the Company relating to the Equity Line Finance Agreement signed in July 2003.

Information concerning the classification of securities

Options are considered to be potential ordinary shares and have been included in the determination of alternative earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 15(c).

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DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 14 to 33:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's financial position as at 30 June 2004 and performance for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Fraser Ainsworth AM
Chairman

Deborah Rathjen
Chief Executive Officer and Managing Director

Dated this 19th day of August 2004

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone (08) 8218 7215
Direct Fax (08) 8218 7466

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 30 June 2004, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company) for the year ended 30 June 2004.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

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PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PG Steel
Partner

Adelaide
19 August 2004

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SHAREHOLDER INFORMATION

All shareholder information provided is current as at 10 August 2004.

Difference in Results Reported to the ASX
There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2004.

Audit and Compliance Committee
The Company established an audit and compliance committee in July 2002. The main responsibilities of the audit and compliance committee are set out in the section headed 'Corporate Governance Statement' of the Annual Report.

Corporate Governance
Bionomics' corporate governance practices are set out in the section headed 'Corporate Governance Statement' of the Annual Report.

Substantial Shareholders
Substantial holders in the Company are set out below:

Ordinary shares	Number held	Percentage
Duncan Mount and Boom Australia Pty Limited (jointly)	5,219,127	8.19
Link Traders (Aust) Pty Ltd	4,500,000	7.06
Queensland Investment Corporation	3,905,991	6.13

Equity Securities
There are 2,404 holders of ordinary shares and 459 holders of listed options.

The number of shareholdings held in less than marketable parcels is 683.
The number of option holdings held in less than marketable parcels is 425.

Voting Rights
There are two classes of equity securities issued by the Company, ordinary shares and listed options, with voting rights attached only to the ordinary shares. One share equates to one vote.

Distribution of Shareholders of Equity Securities

	Number of shareholders	
Category (size of holding)	Ordinary shares	Listed options
1 – 1,000	319	291
1,001 – 5,000	903	113
5,001 – 10,000	450	15
10,001 – 100,000	664	24
100,001 – and over	68	16
	2,404	459

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SHAREHOLDER INFORMATION

Unquoted Equity Securities

Options

The following options were unquoted:

	Number
Options exercisable at $0.50 between 17 December 2001 and 7 November 2004	300,000
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,540,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 10 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 and 18 June 2006	15,000
Options exercisable at $0.95 between 8 August 2002 and 8 August 2007	200,000
Options exercisable at $1.20 between 14 May 2003 and 14 May 2008	60,000
Options exercisable at $1.20 between 14 May 2004 and 14 May 2009	40,000
Options exercisable at $1.40 between 14 May 2004 and 14 May 2009	20,000
Options exercisable at $0.79 between 1 January 2004 and 1 January 2007	25,000
Options exercisable at $0.81 between June 2003 and June 2008	371,666
Options exercisable at $0.81 between June 2004 and June 2009	371,666
Options exercisable at $0.81 between June 2005 and June 2010	371,666
Options exercisable at $0.81 between June 2006 and June 2011	371,666
Options exercisable at $0.81 between June 2007 and June 2012	371,666
Options exercisable at $0.43 between 3 February 2004 and 3 February 2009	40,000
Options exercisable at $0.43 between 3 February 2005 and 3 February 2010	10,000
Options exercisable at $0.43 between 10 February 2003 and 13 January 2008	50,000
Options exercisable at $0.43 between 13 January 2004 and 13 January 2008	50,000
Options exercisable at $0.43 between 13 January 2005 and 13 January 2008	50,000
Options exercisable at $0.40 between 4 March 2005 and 4 March 2008	301,000
Options exercisable at $0.30 between January 2004 to January 2009	197,000
Options exercisable at $0.30 between January 2005 to January 2010	15,000
Options exercisable at $0.30 between January 2006 to January 2011	15,000
Options exercisable at $0.30 between January 2007 to January 2012	15,000
Options exercisable at $0.30 between January 2008 to January 2013	15,000
Options exercisable at $0.30 between January 2009 to January 2014	15,000
Options exercisable at $0.37 between March 2005 to March 2010	107,000
Options exercisable at $0.37 between March 2006 to March 2011	107,000
Options exercisable at $0.37 between March 2007 to March 2012	107,000
Options exercisable at $0.37 between March 2008 to March 2013	107,000
Options exercisable at $0.37 between March 2009 to March 2014	107,000
Options exercisable at $0.38 between March 2005 to March 2010	5,000
Options exercisable at $0.38 between March 2006 to March 2011	5,000
Options exercisable at $0.38 between March 2007 to March 2012	5,000
Options exercisable at $0.38 between March 2008 to March 2013	5,000
Options exercisable at $0.38 between March 2009 to March 2014	5,000
Options exercisable at $0.25 from 1 June 2004 to 1 January 2009	50,000
Options exercisable at $0.25 from 1 January 2005 to 1 January 2009	50,000
Options exercisable at $0.25 from 1 January 2006 to 1 January 2009	50,000
Options exercisable at $0.30 from 1 April 2006 to 1 April 2009	25,000
Options exercisable at $0.2766 from 14 July 2003 to 14 July 2008	100,000
Total unquoted options held by 48 optionholders	7,730,933

82-34682

SHAREHOLDER INFORMATION

Twenty largest quoted equity security holders

The names of the 20 largest holders of quoted equity securities are listed below:

	Name	Ordinary shares Number held	Percentage of issued shares
1	Mr Duncan Mount & Boom Australia Pty Limited	5,219,127	8.19
2	Link Traders (Aust) Pty Ltd	4,500,000	7.06
3	Queensland Investment Corporate	3,905,991	6.13
4	Permanent Trustee Australia	2,711,418	4.25
5	Invia Custodian Pty Limited WAM Capital	2,365,284	3.71
6	Equity Trustees Limited	1,584,298	2.49
7	Invia Custodian Pty Limited WAM Equity	1,338,486	2.10
8	Mirrabooka Investments Limited	1,100,000	1.73
9	National Nominees Limited	1,067,000	1.67
10	UBS Nominees Pty Ltd	1,031,657	1.62
11	Wallace Absolute Return Ltd	1,000,000	1.57
12	Dixson Trust Pty Ltd	766,971	1.20
13	Inhowse Pty Ltd	605,154	0.95
14	Fortis Clearing Nominees P/L	540,329	0.85
15	Asia Union Investments Pty Limited	500,000	0.78
16	Ladies' Own SDN Berhad	500,000	0.78
17	Sydney Fund Managers	500,000	0.78
18	Peter Maddern	481,494	0.76
19	Ms Alexandra Bowie Wilson	375,000	0.59
20	Starwide Investments Pty Ltd	373,333	0.59
		30,465,542	47.8

	Name	Listed options Number held	Percentage of issued options
1	Mr Duncan Mount & Boom Australia Pty Ltd	1,212,064	12.38
2	Queensland Investment Corporation	1,012,274	10.33
3	Wallace Absolute Return Ltd	1,000,000	10.21
4	Invia Custodian Pty Limited WAM Capital	904,172	9.23
5	Link Traders (Aust) Pty Ltd	867,707	8.86
6	Permanent Trustee Australia Limited	812,763	8.30
7	Invia Custodian Pty Limited WAM Equity	509,098	5.20
8	National Nominees Limited	500,000	5.10
9	Dixson Trust Pty Ltd	383,486	3.91
10	Inhowse Pty Ltd	302,577	3.09
11	Goffacan Pty Ltd	296,100	3.02
12	UBS Nominees Pty Ltd	243,320	2.48
13	Intersuisse (Nominees) Pty Limited	160,715	1.64
14	Dragonfly Pty Ltd	125,000	1.28
15	Ross Asset Management Ltd	87,500	0.89
16	Grofund Ltd	80,358	0.82
17	Manikato Financial Services Pty Ltd	80,358	0.82
18	Raimar Pty Ltd	77,862	0.79
19	Clodene Pty Ltd	77,500	0.79
20	Mambat Pty Ltd	65,000	0.66
		8,797,854	89.8

82-34682

COMPANY PARTICULARS

Bionomics Limited, a listed public Company, is domiciled and incorporated in Australia.

Bionomics Limited shares and options are listed on the Australian Stock Exchange under the codes BNO (shares) and BNOOA (options).

Registered Office
31 Dalgleish Street
Thebarton SA Australia 5031
Telephone: 61 8 8354 6100

Administrative Office
31 Dalgleish Street
Thebarton SA Australia 5031
Telephone: 61 8 8354 6100
Facsimile: 61 8 8354 6199
E-mail: info@bionomics.com.au
Web Address: www.bionomics.com.au

Share Registry
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA Australia 5000
Telephone: 1300 556 161 (within Australia)
61 3 9615 4000 (outside Australia)
E-mail: web.queries@computershare.com.au
Web Address: www.computershare.com

Solicitors
Johnson Winter & Slattery
211 Victoria Square
Adelaide SA Australia 5000

Auditors
PricewaterhouseCoopers
Santos House, 91 King William Street
Adelaide SA Australia 5000

Patent Attorneys
Griffith Hack
167 Eagle Street
Brisbane QLD Australia 4000

Bionomics is not listed on any other stock exchanges other than the ASX.

Directors

Mr Fraser Ainsworth AM	Chairman
Dr Deborah Rathjen	Chief Executive Officer and Managing Director
Dr Christopher Henney	Non-Executive Director
Mr Peter Maddern	Non-Executive Director
Dr George Morstyn	Non-Executive Director

Senior Management

Dr Deborah Rathjen	Chief Executive Officer and Managing Director
Mr Lee Craker	Chief Financial Officer
Mrs Jill Mashado	Company Secretary and Finance Manager
Dr Steven Petrou	Vice President CNS Research
Mr Francis Placanica	Vice President Business Development
Dr Ian Street	Vice President, Consultant Drug Discovery
Dr Kerstin Holata	Director Drug Discovery
Dr Gabriel Kremmidiotis	Director Cancer Research

Scientific Advisory Board
Professor Grant Sutherland AC, PhD, DSc, FRCPA, FAA, FRS
Professor Samuel Berkovic MD, FRCPA
Dr Errol De Souza PhD
Professor Ashley Dunn MPhil, PhD
Dr Tim Harris PhD, MSc, BSc

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COMPANY PARTICULARS

Bionomics has an American Depositary Receipts program (ADRs) sponsored by The Bank of New York, under the ticker code 'BMICY'. For further details about this program, please contact:

United States
Ms Anita Sung
Assistant Vice President
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286
Telephone: 1 (212) 815 8161
Facsimile: 1 (212) 571 3050
E-mail: asung@bankofny.com
or visit The Bank of New York's
website at www.adrbny.com

Australia
Mr Barry Driscoll
Vice President
The Bank of New York
Level 4
90 William Street
Melbourne VIC 3000
Telephone: 61 3 9670 0944
Facsimile: 61 3 9670 9559
E-mail: bdriscoll@bankofny.com

Bionomics Limited

19 August 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

82-34682

Bionomics Limited

BIONOMICS LIMITED
ASX Preliminary final report – 30 June 2004

Lodged with the ASX under Listing Rule 4.3A

Contents

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
19 August 2004

Bionomics' 2003/2004 Financial Results

Bionomics Limited (ASX: BNO, BNOOA, US OTC: BMICY) today announced its 2003/2004 financial results, highlighting continued progress in the Company's epilepsy and cancer research programs.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen said, "A key objective for Bionomics this past year was to accelerate our epilepsy drug discovery and diagnostic programs. Together with our collaborative partners we are aiming to bring a Severe Myoclonic Epilepsy of Infancy (SMEI) diagnostic test to market in the current financial year."

"Our cancer program is also showing solid progress with data on our proprietary angiogenesis drug target, BNO69, being recently presented to several US scientific meetings and published in the eminent scientific journal Proceedings of the National Academy of Sciences USA (PNAS)," Dr Rathjen said.

Key Points – Operations

- Clinical study of patients with SMEI progressed well with feedback from Bionomics' clinical collaborators indicating a strong need for specific gene-based diagnostic tests for this serious condition.
- Development of a second, syndrome specific, animal model of inherited human epilepsy, which displays the absence form of epilepsy. Bionomics has entered into a US National Institute of Health funded research collaboration with the University of Wisconsin Medical School to study Bionomics' proprietary animal models of epilepsy.
- Establishment of collaborations with Walter and Eliza Hall Institute and Southern Cross University to access compound libraries and chemistry for epilepsy and anxiety drug discovery.
- Formation of a strategic alliance with PerkinElmer Inc. on ion channel drug screening technologies for Bionomics' epilepsy and anxiety drug discovery programs.
- Presentation of Bionomics' proprietary drug target, BNO69, to several US scientific meetings and a subsequent collaboration on the drug target with the Louisiana Gene Therapy Consortium.
- Acceptance of Bionomics' nicotinic acetylcholine ion channel receptor patent application in New Zealand.

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Key Points – Finance

- Cash on hand at June 2004 of $8.703 million ($6.071 million at June 2003).
- The operating loss of the Company after income tax for the year ended June 2004 was $3.575 million, a 21.3% reduction on the prior year of $4.541 million.
- Revenue of $1.983 million representing a 23.3% increase over the prior year aided by increased government R&D Start grants ($1.608 million for the year ended June 2003).
- Reduction in net operating and capital expenditure cash outflows by 17.6% to $3.111 million ($3.774 million for the year ended June 2003).
- $5.744 million (net of costs) raised via placement and shareholders entitlements issue.

Mr Lee Craker, Bionomics CFO said, "The Company has continued to ensure it is operating with a solid funding position. During the year we were able to increase grant income and raise additional capital which enabled the Company to appropriately resource its research programs."

Outlook

In commenting on the outlook for Bionomics, Dr Rathjen said, "We are now well placed to fast track our epilepsy and anxiety drug discovery programs whilst continuing to target early commercialisation of epilepsy diagnostics."

"Bionomics is now pursuing a tightly focused growth strategy. We are leveraging our scientific expertise along with our intellectual property to develop diagnostics for a nearer term revenue stream and therapeutics for the longer term. This strategy encompasses growth both on an organic level and through acquisition," Dr Rathjen further added.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR LEE CRAKER
CHIEF FINANCIAL OFFICER
BIONOMICS LIMITED
Ph: +61 8 8354 6105

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and

82-34682

therapeutics to treat them (longer term revenue). The Company targets profitably in the near term and is looking to generate growth both organically and through acquisition.

Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer and inflammatory diseases.

Bionomics has an American Depository Receipts (ADRs) program sponsored by The Bank of New York

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance
This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business and its SMEI diagnostic test, are deemed to be forward-looking statements. Words such as "believes," "anticipates," "aiming," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

BIONOMICS LIMITED
Year ended 30 June 2004
(Previous corresponding period:
Year ended 30 June 2003)

Results for Announcement to the Market

				$
Cash position as at 30 June 2004	increased by	43.4%	to	8,703,415
Net operating and investing cash outflows for the period	reduced by	17.6%	to	3,110,787
Revenue from ordinary activities	increased by	23.3%	to	1,982,994
Loss from ordinary activities after tax attributable to members	reduced by	21.3%	to	3,574,582
Loss for the period attributable to members	reduced by	21.3%	to	3,574,582

Explanation of Cash Position as at 30 June 2004
Reflects successful placement and entitlements issue raising $5.744 million (net of costs) in early 2004 combined with reduced net operating cash out flow.

Bionomics is well positioned to fund ongoing R&D programs including expanded drug discovery targeting epilepsy and anxiety.

Explanation of Net Operating and Investing Cash outflows
Increased grant revenues and reduction in R&D expenditure versus 2002/03.

Explanation of Revenue
Revenue consists predominantly of Federal Government Grants, commercialisation income, rent and interest income.

Revenue has increased by $375,238 during the current financial year, predominantly as a result of increased grant revenue. Refer to the notes to the preliminary financial statements for a breakdown of revenue items.

Explanation of Loss from ordinary activities after tax
The loss recorded was in line with expectations.

Explanation of Loss
Refer to previous item.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the year ended 30 June 2004.

BIONOMICS LIMITED

Preliminary statement of financial performance

For the year ended 30 June 2004

	2004 $	2003 $
Revenue from ordinary activities	1,982,994	1,607,756
Borrowing costs expense	317,669	302,411
Depreciation and amortisation expenses	517,773	681,568
Employee and director benefits expenses	859,147	645,010
Legal expenses	107,236	55,554
Research and development expenses	3,107,534	3,732,031
Shareholder and investor communications expenses	72,844	145,840
Travel expenses	155,448	175,722
Other expenses from ordinary activities	419,925	410,575
Loss from ordinary activities before related income tax expense	(3,574,582)	(4,540,955)
Income tax expense	0	0
Loss from ordinary activities after related income tax expense	(3,574,582)	(4,540,955)
Total changes in equity other than those resulting from transactions with owners as owners	(3,574,582)	(4,540,955)

82-34682

BIONOMICS LIMITED

Preliminary statement of financial position

As at 30 June 2004

	2004 $	2003 $
CURRENT ASSETS		
Cash assets	8,703,415	6,070,486
Receivables	135,363	27,470
Other	131,927	105,297
TOTAL CURRENT ASSETS	8,970,705	6,203,253
NON-CURRENT ASSETS		
Property, plant and equipment	5,976,729	6,310,723
Intangible assets	14,178	56,711
TOTAL NON-CURRENT ASSETS	5,990,907	6,367,434
TOTAL ASSETS	14,961,612	12,570,687
CURRENT LIABILITIES		
Payables	524,166	350,149
Interest bearing liabilities	508,400	508,400
Provisions	146,933	95,324
Other	225,622	276,124
TOTAL CURRENT LIABILITIES	1,405,121	1,229,997
NON-CURRENT LIABILITIES		
Interest bearing liabilities	4,575,600	4,575,600
Payables	50,000	50,000
TOTAL NON-CURRENT LIABILITIES	4,625,600	4,625,600
TOTAL LIABILITIES	6,030,721	5,855,597
NET ASSETS	8,930,891	6,715,090
SHAREHOLDERS' EQUITY		
Contributed equity	26,155,308	20,364,925
Accumulated losses	(17,224,417)	(13,649,835)
TOTAL SHAREHOLDERS' EQUITY	8,930,891	6,715,090

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BIONOMICS LIMITED

Preliminary statement of cash flows

For the year ended 30 June 2004

	2004 $ Inflows (Outflows)	2003 $ Inflows (Outflows)
Cash flows from operating activities		
Grants received	1,453,872	926,899
Rent received	119,283	172,194
Receipts from customers	68,259	80,208
Goods and Services Tax collected from customers	162,683	108,595
Payments to suppliers and employees	(4,633,184)	(4,987,561)
Goods and Services Tax paid to suppliers	(260,113)	(246,817)
Goods and Services Tax refund received from ATO	50,411	151,181
	(3,038,789)	(3,795,301)
Interest received	286,980	366,860
Borrowing costs	(231,840)	(302,411)
Net cash (outflow) from operating activities	(2,983,649)	(3,730,852)
Cash flows from investing activities		
Proceeds from sale of plant and equipment	87,000	0
Payments for purchases of property, plant & equipment	(214,138)	(43,301)
Net cash (outflow) from investing activities	(127,138)	(43,301)
Cash flows from financing activities		
Proceeds from share issues	6,270,078	1,248,680
Share issue expenses	(526,362)	(28,160)
Net cash inflow from financing activities	5,743,716	1,220,520
Net increase/(decrease) in cash held	2,632,929	(2,553,633)
Cash at the beginning of the financial year	6,070,486	8,624,119
Cash at the end of the financial year	8,703,415	6,070,486

BIONOMICS LIMITED

Notes to the preliminary financial statements

For the year ended 30 June 2004

Material factors affecting the revenues and expenses of the economic entity for the current period

	2004 $	2003 $
Revenue from operating activities		
Grants received	1,425,095	1,028,243
Licensing fees	104,703	80,208
	1,529,798	1,108,451
Revenue from outside the operating activities		
Interest received or receivable	309,454	333,019
Rent received or receivable	127,449	161,401
Sale of non-current asset	14,108	0
Other income	2,185	4,885
	453,196	499,305
Revenue from ordinary activities	1,982,994	1,607,756

Net gains and expenses

Loss from ordinary activities before related income tax expense includes the following specific net gains and expenses:

	2004 $	2003 $
Net gains		
Net gains on disposal of plant and equipment	14,108	0
Expenses		
Borrowing costs		
- Interest paid or payable	317,669	302,411
Depreciation of:		
- Administrative plant and equipment	23,241	28,021
- Scientific plant and equipment	227,013	386,027
- Building	224,986	224,986
	475,240	639,034
Amortisation of non-current assets		
- Licences	42,533	42,534
Rental expense on operating leases		
- Minimum lease payments	0	72,756
Research and development		
- Research and development costs	3,107,534	3,732,031
Other provisions		
- Employee entitlements	51,609	34,566

82-34682

Material factors affecting the assets, liabilities and equity of the economic entity for the current period

	2004 $	2003 $
Issued and paid-up capital		
Ordinary shares – fully paid	26,155,308	20,364,925
	Number	**Number**
Ordinary shares – fully paid	63,294,251	43,563,376

Movements in ordinary shares of the Company during the past year were as follows:

Date	Details	Issue price	Number of shares	$
1 July 2003	**Opening Balance**		**43,563,376**	**20,364,925**
7 November 2003	Share issue – directors fees	$0.34	137,256	46,667
1 March 2004	Share issue – placement	$0.32	6,230,000	1,993,600
7 April 2004	Share issue – placement	$0.32	6,230,000	1,993,600
16 April 2004	Share issue – entitlements	$0.32	7,132,946	2,282,542
4 June 2004	Share issue – conversion of listed options	$0.50	673	336
	Less capital raising costs associated with the placement & entitlements issue			(526,362)
30 June 2004	**Closing Balance**		**63,294,251**	**26,155,308**

Material factors affecting the cash flows of the economic entity for the current period

NON-CASH FINANCING ACTIVITIES	2004 $	2003 $
Directors' fees satisfied by the issue of shares	*46,667*	*46,667*

Changes in accounting policies
Not applicable.

Fundamental errors
Not applicable.

Extraordinary items
Not applicable

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Reconciliation of income tax expense

The prima facie tax on operating loss is reconciled to the income tax provided in the financial statements as follows:	2004 $	2003 $
Prima facie tax benefit on operating results at 30%	(1,072,375)	(1,362,287)
Tax effect of permanent differences:		
- Research and development expenditure	(28,424)	(149,644)
- R&D incremental deduction	0	(194,706)
- Other non-allowable items	908	1,473
Income tax adjusted for permanent differences	(1,099,891)	(1,705,164)
Under/(Over) provision in prior year	0	(93,775)
Income tax benefit not recognised	(1,099,891)	(1,798,939)
Income tax expense	0	0

Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities

Reconciliation of operating loss after income tax to net cash inflow from operating activities	2004 $	2003 $
Operating loss after income tax	(3,574,582)	(4,540,955)
Non-cash items in operating loss		
Depreciation and amortisation	517,773	681,568
Directors' fee	46,667	46,667
Net gain on sale of non-current assets	(14,108)	0
Provision for employee entitlements	51,609	34,566
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(47,200)	13,193
Decrease/(Increase) in other operating assets	(90,049)	83,018
Increase/(Decrease) in creditors and accruals (operating activities only)	126,241	(48,909)
Cash flows from operations	(2,983,649)	(3,730,852)

Segment note

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on diagnostic product development and drug discovery in CNS disorders and cancer.

Events occurring after reporting date

On 6 July 2004, the Company announced that its Chairman, Mr Fraser Ainsworth had advised the Board of his intention to relinquish his Chairman's role within the next few months and that he would be retiring as a non-executive director by the Company's AGM in November 2004. The Company is presently undertaking a search for a new Chairman.

On 11 August 2004, the Company issued an invitation letter to Dr Deborah Rathjen, to acquire 75,000 options under the Bionomics Employee Share Option Plan. The issue of these options is subject to shareholder approval at the 2004 AGM.

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BIONOMICS LIMITED
Supplementary Appendix 4E information

Retained Earnings

ACCUMULATED LOSSES	2004 $	2003 $
Balance at the beginning of the year	(13,649,835)	(9,108,880)
Net loss for the year	(3,574,582)	(4,540,955)
Balance at the end of the year	(17,224,417)	(13,649,835)

NTA Backing

	2004	2003
Net tangible asset backing per ordinary share	14.1 cents	15.3 cents

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Commentary on results

EARNINGS PER SHARE	**2004 cents**	**2003 cents**
Basic earnings per share (cents per share)	(7.4)	(11.3)
Alternative earnings per share (cents per share)	(5.2)	(8.7)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 30 June 2004 be converted to ordinary shares.

The basic and alternative earnings per share amounts have been calculated using the 'Total change in equity other than those resulting from transactions with owners as owners' figure in the Preliminary Statement of Financial Performance.

	2004 Number	**2003 Number**
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as a denominator in calculating basic earnings per share	48,656,987	40,243,799
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	57,761,584	48,573,135

Changes to potential ordinary shares since balance date
On 18 July 2004, 25,000 options exercisable at $0.30 lapsed. The weighted average number of potential ordinary shares included in the calculation of alternative EPS relating to these options is 25,000.

On 28 July 2004 the Company issued 454,582 ordinary shares in consideration for services rendered to the Company relating to the Equity Line Finance Agreement signed in July 2003.

Information concerning the classification of securities
Options are considered to be potential ordinary shares and have been included in the determination of alternative earnings per share. The options have not been included in the determination of basic earnings per share.

Significant features of operating performance
Refer ASX Announcement attached, *"Bionomics' 2003/04 financial results".*

Results of segments
Not applicable.

Audit
This report is based on accounts which have been audited (audit report attached).

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone (08) 8218 7215
Direct Fax (08) 8218 7466

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 30 June 2004, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company) for the year ended 30 June 2004.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

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PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PG Steel
Partner

Adelaide
19 August 2004